MANAGEMENT DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2010

Norsat International Inc. | SYMBOL: NII (TSX)

110- 4020 Viking Way | Richmond | British Columbia | Canada | V6V 2L4.

tel : 604-821-2800 | fax: 604-821-2801 | www.norsat.com

Norsat International Inc.                                                                                                            Management Discussion & Analysis

1.0

Introduction

The following management discussion and analysis of Norsat International Inc. (“Norsat” or “the Company”) as of October 27, 2010  should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2010 and the audited consolidated financial statements for the years ended December 31, 2009, 2008 and 2007; the management discussion and analysis for the year ended December 31, 2009 and related notes included therein, which has been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP).

All amounts following are expressed in United States Dollars unless otherwise indicated. Additional information relating to the Company, including the Company’s annual report and 20F for the year ended December 31, 2009, may be found on the Company’s web page at www.norsat.com and at www.sedar.com.

Forward Looking Statements

The following discussion and analysis of the financial conditions and results of operations contains forward-looking statements concerning anticipated developments in the Company’s operations in future periods, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about the Company’s market opportunities, strategies, competition, expected activities and expenditures as the Company pursues its business plan, the adequacy of the Company’s available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this discussion and analysis of the financial conditions and results of operations or the documents incorporated by reference are qualified by this cautionary statement and there can be no assurance that actual results or developments anticipated by the Company will be realized. Some of these risks, uncertainties and other factors are described herein under the heading “Risks and Uncertainties” and in the most recent Annual Information Form under the heading “Risk Factors”. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

2.0

Business Overview

2.1 OVERVIEW OF THE BUSINESS

Norsat designs, develops and markets wireless broadband connectivity equipment, which enables high speed transmission of data, audio and video over commercial and military satellites. The Company’s equipment is located on earth and thus falls under the broad category of “satellite ground equipment.”  Norsat concentrates on ground equipment that is central to the transmission and reception of content for commercial, governmental and military application.

Norsat International Inc.                                                                                                            Management Discussion & Analysis

Satellite-based communications employ satellites that are orbiting the earth to transmit and receive content. The Company’s equipment interoperates with satellites that orbit the earth at the same speed that the earth rotates. The satellite thus appears to be at the same point relative to the earth’s surface, thus giving the impression that the satellite is “stationary.”  These satellites are known as geostationary satellites, or satellites in geostationary orbit (orbiting approximately 22,300 miles above the earth).

While geostationary satellites are operated on a commercial basis and are fairly standard in their operation, some are owned and operated by militaries and may have unique characteristics. The Company’s equipment has been standardized so that it can operate on most satellites, without further customization. The products permit users to establish a broadband communications link (up to 10 Mbps) between any two points on earth. This broadband communications link is capable of transporting a broad range of content including voice, data and moving video.

The Company’s products operate primarily on widely deployed commercial Ku-band satellites.  However, some products operate on other commercial (C-band and Ka-band) and military (Ka-band and X-band) satellites as well.

The Company operates primarily through several business segments including Microwave Products, Satellite Systems, Wireless Networks and Maritime Products. The majority of revenues were derived from the Microwave Products and Satellite Systems businesses, while the other segments are new business verticals for the Company.

Norsat’s common shares trade on The Toronto Stock Exchange under the ticker symbol ‘NII’ and on the OTC Bulletin Board (OTCBB) under the ticker symbol ‘NSATF’.

2.2 COMPANY PRODUCTS AND SERVICES

Microwave Products

The Microwave Products segment designs, develops and markets receivers, transmitters and power amplifiers. Microwave components enable the transmission, reception and amplification of signals to and from satellites. The Company’s product portfolio of microwave components includes a comprehensive range of satellite receivers (LNBs), transmitters (BUCs), transceivers, solid-state power amplifiers (SSPAs) and other customized products.

Norsat is a leader in its microwave products markets.  The Company has developed a reputation for quality, reliability and innovation through more than three decades of participation in the business.  Management believes that the Company has the largest market share of any of its competitors in this space.  Under normal business conditions, the overall market tends to demonstrate steady but moderate annual growth.

Satellite Systems

Satellite Systems provides rapidly deployable broadband connectivity over satellite links, where traditional communication infrastructure is insufficient, unreliable, damaged or non-existent. The Company’s product portfolio of portable satellite systems includes the Norsat GLOBETrekkerTM, RoverTM and OmniLinkTM satellite systems.

The GLOBETrekkerTM is an intelligent, ultra-portable satellite system that enables users to establish a reliable broadband connection on short notice. It is designed to be carried in a backpack, is airline checkable, and fits in small vehicles. The GLOBETrekkerTM is ideal for users who are highly mobile. Examples of such users include Special Forces, emergency first responders, business continuity managers, search and rescue personnel and journalists.

Norsat International Inc.                                                                                                            Management Discussion & Analysis

The Norsat Rover is a complete satellite terminal that fits into a single extended-mission backpack. The Norsat Rover offers a complete terminal that is capable of data transfer rates of approximately 1.0 Mbps and is still compact enough to fit into a single backpack.

The OmniLink™ product family also addresses the demanding needs of users seeking to establish broadband connectivity on a temporary basis but for longer periods of time. This product line is ideal for use by government and peacekeeping agencies, broadcasters, resource exploration companies, distance education institutions, financial institutions, and large corporations.

Norsat is an early entrant into the portable satellite systems market.  The Company believes its technology offers superior functionality, usability and portability compared to competitive offerings. Several companies offer satellite systems that provide similar functionality, but they are generally larger than GLOBETrekkerTM or OmniLinkTM, and the Company believes they are therefore unsuitable for the markets the Company is targeting.  Because the ultra-portable category is still in early development stages, market share data is not readily available.

Wireless Networks

The Wireless Networks segment develops, markets and deploys wireless communications systems that address a customer’s need to solve connectivity challenges covering an area larger than Wi-Fi solutions.  These solutions are specific technology agnostic and can be based on different protocols such as Worldwide Interoperability for Microwave Access (WiMAX), LTE and/or 4G. These technologies can enable the delivery of “last mile” wireless broadband access as an alternative to cable or DSL and in some instances mobile communications. A typical wireless network presents as a hybrid of cellular and cable/DSL networks with radio towers (BTS) broadcasting the wireless signal to modem devices (CPE) at customer locations. When combined with satellite communications as a backhaul connection, WiMAX allows operators to deploy a cost effective broadband offering into the under serviced regions of the world. The Company is exploring the different alternatives available to leverage its technology into this area. As at September 30, 2010, the Company has not recognized any revenues from wireless networks.

Maritime Systems

Maritime systems provides broadband connectivity over satellite for industries that operate in a marine environment.  Examples of the industries that utilize satellites for communications and connectivity include fishing, recreational boating, and oil and gas. The Company is exploring the different alternatives available to leverage its technology into this area.

Norsat Capital

Norsat established Norsat Capital in 2009, a financial arm to enable customers and potential clients the option of leasing or renting Norsat’s equipment as well as making select strategic investments. The creation of Norsat Capital was a direct result of the improved capital structure which can now afford it to offer more financing options on its products as well as select investments to benefit shareholder value. To date there has been minimal volume in this line of business.

Norsat International Inc.                                                                                                            Management Discussion & Analysis

2.3 MARKETS AND TRENDS

Management believes that a number of industry trends are influencing demand for the Company’s products.  Satellites solutions are particularly attractive to user communities who are on the move or have damaged or non-existent communications infrastructure. In today’s 24 hour society, even austere communities have a need to access the information superhighway. In general, wireless broadband connectivity is the right technology for remote and austere parts of the world given its cost, speed, minimal infrastructure, ease of use, portability options, and ease of expansion to encompass more users.

Specific trends include the following:

➢

There is a growing expectation that organizations and individuals are always “connected” to some type of communications infrastructure, regardless of where they may be positioned geographically.

➢

As companies are increasingly required to look beyond traditional locations to meet the world’s demand for natural resources, there has been a proliferation of remote sites far removed from existing infrastructure. Demand for bandwidth is ever-expanding as users increasingly expect that video and audio files are capable of being transmitted, and that the transmissions will occur in real time.

➢

In the era of 24 hour news coverage, viewers have come to expect media to cover a breaking story nearly instantaneously, regardless of where it occurs around the world.  Media outlets need to be able to deploy quickly to meet this expectation.

➢

Major media are experiencing competition from alternative news sources that typically make content available over the internet.  Partly in response, governments and non-governmental organizations are increasingly producing their own content relating to events they deem significant, and making this available to third parties or directly to the public.

➢

The nature of modern military operations is such that mobility and rapid establishment of communication links in the field are considered vitally important.

➢

Major organizations that have global operations are increasingly aware of, and planning for natural or man-made crisis events. Their plans often include establishing communication capabilities that are not dependent on terrestrial infrastructure as part of their contingency or emergency action plans.

➢

A number of large scale disasters in recent years have instilled the importance of the ability of first responders to establish rapid communications links to coordinate recovery efforts.

➢

Experience with information technology and communication equipment in recent decades has conditioned users generally to expect such hardware to become smaller and more portable over time, while offering improved functionality.  Providers who are able to meet this expectation can realize competitive advantages.

➢

Applications of satellite technology are becoming ubiquitous.  From their traditional role in the broadcast and telecommunications fields, communications satellites have more recently been extended to such applications as broadband services, cellular and internet backhaul, location-based services and satellite imagery.  As a result, a broader base of users has a need for ground-based satellite equipment.

Norsat International Inc.                                                                                                            Management Discussion & Analysis

2.4 STRATEGY

Norsat’s mission is to become a leading provider of communications solutions for remote and austere regions of the world. Norsat’s primary value proposition is rooted in its longevity and reputation for quality, which is highly successful when dealing with projects in remote and austere parts of the world. Customers with critical applications for which reliability of performance is absolutely essential tend to place significant value in the quality of Norsat’s products and after sales support infrastructure. In addition, the Company has a track record of introducing innovative new products to the satellite industry, which it plans to continue. With a stronger financial base, the Company is seeking to assemble more products in 2010 than in prior years in order to retain market share in the microwave division and bolster growth in the satellite business.  These markets will remain core to Norsat’s strategy. The Company is also pursuing and constantly revisiting acquisition opportunities that would be accretive to shareholders. Pricing continues to remain an issue due to continued global economic weaknesses, but has shown signs of improvement.

Norsat plans to continue to invest in research and development to maintain its status as “best in class.”  R&D efforts will be directed toward enhancing existing product lines and introducing new products.  Management believes that the development of new products within their products divisions will keep the Company on the cutting edge, attract new business as well as develop new market verticals. The Company also plans to pursue opportunities to cross-sell its newer product lines to its existing customer bases.

The Company sells most of its microwave components and portable satellite systems, other than those bound for the US Government, through resellers. Almost all of the portable satellite systems sold to the US Government have been through the Company’s direct sales force with a few exceptions.  Due to successful deployments with the US Government, thirteen additional militaries and governments around the world have become customers of Norsat. Strong demand still exists in the satellite systems division, especially from these global militaries. In addition, the Company is seeing higher volume of request for proposals (RFPs) as well as the RFPs themselves being higher in terms of dollar quantities. While management views these improvements as major successes, gauging when these RFPs will be awarded and converted into revenues remains challenging.

Cost containment also remains a high priority for management. The Company has been fiscally prudent with regard to expenses and while it seeks growth opportunities, management continues to review opportunities for strategic cost cutting measures.

The Company’s long-term objectives include entering new geographic markets, broadening its customer base, and expanding into new market verticals. Another component of the Company’s growth strategy is to expand the breadth of solution it provides to each customer.  Currently, the vast majority of the Company’s revenues are a result of the hardware and systems it manufactures.  Management believes there are a number of opportunities to provide ancillary services and third-party hardware components with the core products.  A key opportunity for the provision of ancillary services will be in the wireless networks arena. Examples of such wireless networks include WiMAX, LTE and 4G services.

Customers, especially in remote and austere regions, would benefit from an “end-to-end solution provider” approach and be able to secure satellite communication requirements from a single vendor.  Customers would be assured that all of the elements of its communications solution are configured to work well together, and that Norsat would be able to provide comprehensive support.  The Company would benefit from stronger customer relationships, a resulting increase in the average sale, and, in the long-term (when applicable), develop a stable recurring revenue stream.

Norsat International Inc.                                                                                                            Management Discussion & Analysis

The Company continues to actively evaluate various technologies and commercial applications that would best complement its current suite of product and service offerings in order to enable it to become a leading connectivity solutions provider for remote and austere regions of the world.

Norsat is seeking out initiatives in remote and austere regions of the world where it can offer its expertise by solving communications problems and logistics. Norsat plans on leveraging its secure and reliable products along with its experience how to better serve remote and austere regions and give the customer the best value for performance. As Norsat establishes more initiatives in the remote and austere regions of the world, its goal is that many of these regions will have scalable opportunities and will rely on Norsat to assist in further build outs or expansion projects.

3.0

Selected Annual Financial Information

Annual Financial Data (Expressed in thousands of dollars, except per share amounts)
	Year ended December 31,
	2009	2008	2007
	$	$	$
Sales	21,165	18,057	16,451
Earnings before income tax recovery	2,986	2,200	1,385
Income tax recovery	1,646	-	-
Net earnings	4,632	2,200	1,385
Earnings per share, before income tax recovery Basic and diluted	0.05	0.04	0.03
Earnings per share, – basic and diluted	0.08	0.04	0.02
Total assets, excluding future income tax assets	16,710	13,327	9,528
Total assets	18,684	13,327	9,528
Long-term debt	nil	nil	nil

4.0

Results of Operations

QUARTERLY REVIEW

	For the three months ended September 30,
	2010	2009	Change	Percentage Change
Revenue	$ 4,491,708	$ 5,141,130	$ (649,422)	(12.2%)
Gross profit	2,137,934	2,455,288	(317,354)	(12.9%)
Gross profit %	47.6%	47.8%	0.2%	(0.4%)
Selling, general and administrative	1,336,512	1,428,881	(92,369)	(6.5%)
Product development	67,047	170,836	(103,789)	(60.8%)
Amortization	85,318	195,796	(110,478)	(56.4%)
Other expense	45,731	16,976	28,755	169.4%
Total operating expenses	1,534,608	1,812,489	(277,881)	(15.3%)
Net Earnings	603,326	642,799	(39,473)	(6.1%)
Earnings per share – basic and diluted	0.01	0.01	-	-

	For the nine months ended September 30,
	2010	2009	Change	Percentage Change
Revenue	$ 14,577,064	$15,032,201	$ (455,137)	(3.0%)
Gross profit	7,135,592	7,365,066	(229,474)	(3.1%)
Gross profit %	49.0%	49.0%	-	-
Selling, general and administrative	4,626,870	4,235,475	391,395	9.2%
Product development	197,746	638,970	(441,224)	(69.1%)
Amortization	238,898	503,175	(264,277)	(52.5%)
Other expense	128,672	277,574	(148,902)	(53.6%)
Total operating expenses	5,192,186	5,655,194	(463,008)	(8.2%)
Net Earnings	1,943,406	1,709,872	233,534	13.7%
Earnings per share – basic and diluted	0.04	0.03	0.01	33.3%

Norsat International Inc.                                                                                                            Management Discussion & Analysis

THIRD QUARTER HIGHLIGHTS

Key items that affected the results for the three and nine months ended September 30, 2010, compared to the same periods of 2009, are as follows:

•

Revenues decreased year on year for Microwave products to $2.2 million in the quarter ended September 30, 2010 compared to $2.3 million for the same period in 2009. Satellite systems sales declined to $2.2 million from $2.7 million for the same period last year.  The overall gross margins of 47.6% for the quarter is constant compared to same quarter last year. The Company continues to maintain overall margins within the range that management expects.

•

For the nine months ended September 30, 2010 microwave product sales were up 14.0% to $6.2 million as compared to $5.4 million last year. Revenues from Satellite systems declined from $9.3 million in the nine months ending September 30, 2009 to $8.1 million for the same period in the current year. Overall gross margins remained constant at 49.0%.

•

Selling, general and administrative expenses of $1.3 million in the quarter ended September 30, 2010 is down from $1.4 million for the same period last year. Expenses in the prior year are higher due to professional fees. Management continues to be committed to maintaining a prudent operating structure.

Norsat International Inc.                                                                                                            Management Discussion & Analysis

•

On a YTD basis, selling, general and administrative expenses of $4.6 million is up from $4.2 million in the nine months ending September 30, 2009.The increase is primarily due to additional Enterprise Resource Planning consulting fees and salaries due to an increase in headcount.

•

As a result of the Strategic Aerospace & Defense Initiative (“SADI”) program contribution awarded to the Company in September 2008, $256,939 was accrued and reported as a reduction to product development costs in the third quarter of 2010 as compared to $326,724 the second quarter of 2009. $232,915 was accrued and reported as a reduction in property and equipment. On a YTD basis, the Company recorded $831,222 compared to $843,819 for same period last year as a reduction to product development costs.

•

During the quarter ended September 30, 2009, the Company announced a normal course issuer bid to acquire up to 5.2 million common shares through the facilities of the Toronto Stock Exchange. As at the end of the Normal Course issuer bid on July 5, 2010, the Company had repurchased a total of 1,216,000 shares at a weighted average price of $0.68 (Cdn$0.71).

•

During the quarter ended September 30, 2010, the Company announced a new normal course issuer bid to acquire up to 5.3 million common shares through the facilities of the Toronto Stock Exchange which commenced on August 30, 2010 and will terminate on the earlier of the date which Norsat completes its purchases and August 29, 2011. For the three months ended September 30, 2010 the Company did not repurchase any common shares under the new normal course issuer bid.

As at September 30, 2010 working capital* improved to $13.5 million as compared to $12.0 million at the end of 2009. The current ratio** as at September 30, 2010 was 3.7x as compared to 3.9x at the end of 2009. These improvements reflect the continuing success of building and maintaining a more effective structure for existing operations and future activities.

The Company continues to believe that the long term prospects in the satellite industry remain strong, driven by the net-centric transformation of militaries, growth in homeland security spending and the emergence of non-traditional applications such as business continuity and content production by various entities.

Key factors that will be expected to affect the Company’s revenue growth in the near term remain the timing of the award of major military and certain other commercial projects. It is expected that competition will continue to intensify as more companies focus on opportunities in this market, which will continue to put pressure on gross margins.

Management is committed to implementing a business model which will serve to (i) add a recurring revenue stream through a range of services, (ii) broaden the company’s portfolio to include the sale of comprehensive turn-key solutions, and (iii) diversify the base of customers to include non-defense customers.

* - Working Capital is a non-GAAP measure that does not have a standardized meaning and may not be comparable to a similar measure disclosed by other issuers. This measure does not have a comparable GAAP measure. Working capital is defined as current assets less current liabilities.

** - Current Ratio is a non-GAAP measure that does not have a standardized meaning and may not be comparable to a similar measure disclosed by other issuers.  Current Ratio is defined as current assets divided by current liabilities.

Norsat International Inc.                                                                                                            Management Discussion & Analysis

REVENUES AND GROSS MARGINS

	For the three months ended September 30,
	2010	Percentage of Total Revenue	2009	Percentage of Total Revenue
Sales
Microwave Products	$ 2,229,353	49.6%	$ 2,336,495	32.7%
Satellite Systems	2,180,936	48.6%	2,704,223	64.8%
Maritime Systems	81,419	1.8%	100,412	2.5%
Total	$ 4,491,708	100.0%	$ 5,141,130	100.0%
Gross Profit Margin
Microwave Products	45.4%		41.6%
Satellite Systems	50.7%		54.0%
Maritime Systems	25.0%		22.1%
Average gross margin	47.6%		47.8%

	For the nine months ended September 30,
	2010	Percentage of Total Revenue	2009	Percentage of Total Revenue
Sales
Microwave Products	$ 6,214,256	42.6%	$ 5,448,408	31.5%
Satellite Systems	8,102,173	55.6%	9,299,369	66.7%
Maritime Systems	260,635	1.8%	284,424	1.8%
Total	$ 14,577,064	100.0%	$ 15,032,201	100.0%
Gross Profit Margin
Microwave Products	44.1%		41.6%
Satellite Systems	53.1%		54.3%
Maritime Systems	37.2%		19.3%
Average gross margin	49.0%		49.0%

Overall sales in the third quarter of 2010 were down $0.6 million, or11.8%, to $4.5 million from the $5.1 million reported for the same period last year.

Sales of Microwave products for the quarter were $2.2 million compared to $2.3 million in the same period in 2009. Although sales of microwave products are slightly down this quarter compared to the same quarter last year, the increased activity during the first six months of the current year is a sign that the microwave sector is beginning to return to normalcy as economies are showing some signs of improvement. Along with the increase in sales volume, gross margin levels increased to 45.4% compared to 41.6% due to product mix variation.

Norsat International Inc.                                                                                                            Management Discussion & Analysis

Sales of Satellite Systems for the third quarter were $2.2 million, down from the $2.7 million in sales for the same period in 2009. The third quarter is typically a stronger quarter for Norsat due to the September 30 fiscal year end for the US military. However, revenues in the third quarter of 2010 were lower due to the timing of US government contracts, which were received comparatively late in the quarter as compared to the prior year and will be delivered through the fourth quarter of F10. Key successes in the Satellite systems in Q3 2010 included continued expansion of global customers, particularly within the European markets, and new product development.

Overall sales on a YTD basis were $14.6 million, down 2.7% from $15.0 million for the same period last year. The sales performance for the current year was the result of improved microwave sales as the economic situation improved compared to same period last year. However, higher microwave sales were offset by lower satellite sales.

Microwave sales on a YTD basis were $6.2 million, up 14.8% from $5.4 million for the same period last year. The revenue growth over the prior year is due in part to an improving economic environment, but has also been spurred by the introduction of new products as Norsat continues to deliver innovative technology to remain the market leader in this segment.

On a YTD basis, Satellite Systems sales were $8.1 million, down 12.9% from the $9.3 million in sales for the same period last year. The decline in sales volume compared to same period last year is due to the backlog of U.S. Department of Defense satellite systems orders carried over from the end of 2008, as well as the timely receipt of government contracts prior to the end of Q3 2009 versus Q3 2010.

The overall blended gross margin for the quarter ended September 30, 2010 was constant at 47.6% compared to 47.8% for the same period in 2009. Similarly, on a YTD basis, overall gross margins were constant at 49.0%. Management anticipates that overall blended gross margins will continue around these levels.

Margins realized from Microwave products during the quarter were at 45.4%, up from the 41.6% in the same period in 2009. Margin improvement resulted from the product sales mix, which consisted of higher end products and new product introductions, which command healthier margins. On a YTD basis, margins from Microwave products were 44.1% as compared to 41.6% for the first nine months of 2009. The variance in gross margins was due to product sales mix differences.

Margins from Satellite systems were 50.7% during the quarter as compared to the 54.0% experienced during the same period in 2009. The range of gross margin for Satellite systems is consistent with management expectation. On a YTD basis, margins from Satellite systems of 53.1% were relatively consistent with the 54.3% margins experienced during the same period in 2009.

EXPENSES

	For the three months ended September 30,
	2010	2009	Change	Percentage Change
Expenses
Selling, general and administrative	$ 1,336,512	$ 1,428,881	$ (92,369)	(6.5%)
Product development	67,047	170,836	(103,789)	(60.8%)
Amortization	85,318	195,796	(110,478)	(56.4%)
Other expense	45,731	16,976	28,755	169.4%
Total expenses	$ 1,534,608	$ 1,812,489	$ (277,881)	(15.3%)

	For the nine months ended September 30,
	2010	2009	Change	Percentage Change
Expenses
Selling, general and administrative	$ 4,626,870	$ 4,235,475	$ 391,395	9.2%
Product development	197,746	638,970	(441,224)	(69.1%)
Amortization	238,898	503,175	(264,277)	(52.5%)
Other expense	128,672	277,574	(148,902)	(53.6%)
Total expenses	$ 5,192,186	$ 5,655,194	$ (463,008)	(8.2%)

Norsat International Inc.                                                                                                            Management Discussion & Analysis

The Company’s commitment to cost control has not wavered and this philosophy continues to be reflected in the cost structure. However, where necessary, staff levels have gradually been increased to ensure that commitments to research and development projects are met and product innovation and product leadership are not compromised. Additionally, the Company understands that another key to growth is excellence in customer service, and the Company will continually work to ensure that customer delivery requirements are met.

Selling, general and administrative expenses for the three months ended September 30, 2010, decreased slightly by $0.1 million to $1.3 million, as compared to $1.4 million for the same period in 2009 due to professional fees incurred in 2009. On a YTD basis, selling, general and administrative expenses were $4.6 million compared to $4.2 million for the same period in 2009. The increase is due to both to additional Enterprise Resource Planning consulting and salary related costs from increase in headcount.

Production development expenses for the third quarter decreased to $0.1 million from $0.2 million in the third quarter of 2009, net of government contributions. This decrease was the result of the expiration of a consulting agreement related to our wireless network initiative in the second quarter of 2009. That said, product development continues to be a core focus for the Company and are reflected through development programs in both the Microwave business segment and the Satellite systems segment. Management’s commitment to product leadership has not wavered and will continue to receive proper attention over the upcoming quarters. On a YTD basis, product development expenses were $0.2 million compared to $0.4 million in 2009, net of government contributions.

Amortization expenses for the third quarter decreased by $0.1 million compared to $0.2 million in the same period of the prior year, reflecting an adjustment in amortization expenses relating to the termination of the Bluemoon contract. On a YTD basis, amortization expenses decreased from $0.3 million to $0.2 million.

Other expenses for the three months ended September 30, 2010 increased slightly to $0.05 million compared to expense of $0.03 million for the same period last year. The increase is due to gains from foreign exchange, offset by a one time accounting charge to assets. On a YTD basis, other expenses decreased to $0.1 million compared to $0.3 million in 2009 due to foreign exchange losses in the first half of 2009 due to fluctuations in the USD/CAD exchange rates. Due to both the Company’s change in functional currency to the USD in Q3 F09 and active involvement in mitigating foreign exchange risk, there were no such foreign exchange impacts in Q3 F10.

Norsat International Inc.                                                                                                            Management Discussion & Analysis

5.0

Summary of Quarterly Results

The following tables set forth certain operations data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained in our fiscal 2009 Annual Report. The unaudited consolidated statements of operations data presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

Quarterly Financial Data (Unaudited) (Expressed in thousands of dollars, except earnings per share amounts and weighted average common shares outstanding)
	For the three months ended
	Mar 31	Jun 30	Sep 30	Dec 31
2010	$	$	$	$
Sales	4,887	5,199	4,492
Net earnings	512	828	603
Earnings per share - basic	0.01	0.02	0.01
Earnings per share - diluted	0.01	0.02	0.01
Weighted average common shares outstanding -	#	#	#	#
basic (000’s)	53,677	53,591	53,439
diluted (000’s)	53,855	53,758	53,551
2009	$	$	$	$
Sales	4,995	4,839	5,141	6,279
Net earnings	829	238	643	2,922
Earnings per share - basic	0.02	0.00	0.01	0.05
Earnings per share - diluted	0.02	0.00	0.01	0.05
Weighted average common shares outstanding -	#	#	#	#
basic (000’s)	54,313	59,384	59,332	59,062
diluted (000’s)	56,112	59,963	59,913	59,233

2008	$	$	$	$
Sales				6,280
Net earnings				1,318
Earnings per share - basic				0.02
Earnings per share - diluted				0.02
Weighted average common shares outstanding -	#	#	#	#
basic (000’s)				54,117
diluted (000’s)				54,117

Quarterly results may fluctuate from quarter to quarter because sales volumes are seasonal with the first quarter of the year being the weakest quarter and the fourth quarter being a strong quarter. Sales volumes are also dependent on military sales, which tend to be uneven over the course of a year.

Net income for the three months ended December 31, 2009 includes income tax recovery of $1,646,373.

Norsat International Inc.                                                                                                            Management Discussion & Analysis

6.0

Liquidity and Financial Condition

The Company’s principal cash requirements are for working capital and capital expenditures.

The Company's cash and cash equivalent balance as at September 30, 2010 was $5.6 million, an increase of $0.9 million from $4.7 million as at December 31, 2009. During the three months ended September 30, 2010, cash used in operations was $59,120. Financing activities used up net proceeds of $5,009 during the third quarter while investing activities provided $36,500 during the period.

During the nine months ended September 30, 2010, cash provided by operations was $0.2 million. Financing activities provided net proceeds of $0.7 million during the first nine months of 2010 while investing activities provided $44,929 during the period.

The Company’s working capital requirements are mainly for production materials, productions and selling, operations and general administrative expenses. The Company’s working capital may be improved by increasing sales, shortening collection cycles and enhancing of inventory controls.

As at September 30, 2010, working capital* increased to $13.5 million as compared to $12.0 million at the end of 2009.  The current ratio** as at September 30, 2010 was at 3.7x as compared to 3.9x as at the end of 2009.

* - Working Capital is a non-GAAP measure that does not have a standardized meaning and may not be comparable to a similar measure disclosed by other issuers. This measure does not have a comparable GAAP measure. Working capital is defined as current assets less current liabilities.

** - Current Ratio is a non-GAAP measure that does not have a standardized meaning and may not be comparable to a similar measure disclosed by other issuers.  Current Ratio is defined as current assets divided by current liabilities.

Accounts receivable, was at $5.4 million as at September 30, 2010, down from the balance of $6.0 million as at December 31, 2009.

Accounts payable and accrued liabilities were $3.6 million, an increase of $0.7 million, compared to $2.9 million as at December 31, 2009.

Inventory as at September 30, 2010 was $6.1million, an increase of $2.0 million, compared to $4.1 million as at December 31, 2009. The increase in inventory was primarily a result of satellite orders being pushed into the fourth quarter of 2010 as the related contracts arrived late in the third quarter.

Shareholders’ equity improved to $15.4 million compared to $13.6 million at December 31, 2009.

Norsat International Inc.                                                                                                            Management Discussion & Analysis

At September 30, 2010, the Company has accumulated a deficit of $25.9 million. The Company has successfully generated net earnings from continued operations from the fourth quarter of 2006 through to the third quarter of 2010. However, these past successes cannot be used as an indication of the Company’s future performance.

Management believes that the Company’s strategy remains sound and can deliver solid performance in the future.

The Company may also deploy its cash for any suitable investments consistent with the company’s long term strategy of long-term objectives include entering new geographic markets, broadening its customer base, and expanding into new market verticals.

In addition to utilizing some or all of the current cash resources, the Company may also raise additional capital from the equity markets or utilize debt to complete investment transactions that would accelerate the company’s growth in the areas outlined above.

7.0

Capital Resources

The Company’s capital resources as at September 30, 2010 were in cash and cash equivalents. The Company plans to continue to fund cash requirements through operations. If required, the Company has credit facilities in place that can be drawn upon.

The Company has a secured operating line of credit with HSBC (“the Bank”) to Cdn$1,000,000 (US$984,400) or US$800,000 subject to interest rate at the Bank’s prime rate plus 1.35% per annum and payable upon demand by the Bank. As at September 30, 2010, the Company had no borrowings outstanding with respect to the operating line of credit.

During the three months ended September 30, 2010, the Company has secured a revolving demand note with HSBC in the principal amount of US$950,000 subject to an interest rate of prime plus 1.5% per annum and payable upon demand. As at September 30, 2010, the Company had no borrowing outstanding with respect to the revolving demand note.

8.0

Contractual Obligations

The following table presents the aggregate amount of future cash outflows for contractual obligations as of September 30, 2010 under various purchasing commitments and operating lease agreements for each of the next five years:

CONTRACTUAL OBLIGATIONS	2010	2011	2012	2013	2014 and later	Total
	$	$	$	$	$	$
Inventory purchase obligations	3,819,910	-	-	-	-	3,819,910
Operating lease obligations	118,310	392,635	285,626	305,552	878,221	1,980,344
Total	3,938,220	392,635	285,626	305,552	878,221	5,800,254

Norsat International Inc.                                                                                                            Management Discussion & Analysis

In the normal course of operations the Company enters into purchase commitments. Included in 2010 commitments are inventory and material purchase obligations of $3.8 million. As at September 30, 2010, the Company had operating lease commitments that extend to November 2016. During the three months ended September 30, 2010, the Company renewed its office and warehouse lease with its existing landlord to November 2016 for a total commitment of Cdn$1,699,570 over six years.

The Company believes most of its working capital can be funded through its operations. The Company may also pursue other financing facilities to fund its working capital and meet its obligations from time to time.

Due to constantly changing economic conditions, which may not be under the control of the Company, there can be no assurance that additional financing will be available when needed or, if available, that it can be obtained on commercially reasonable terms.

9.0

Outlook

The Company believes that overall demand will continue to grow in most of its market segments.  The Satellite Systems and Wireless network segments are more likely to offer more attractive growth rates for the foreseeable future, given that the markets the Company is targeting are relatively new or even untapped. The Microwave Products and Maritime segments are more mature markets. As the global economy recovers from recessionary patterns, these market segments will still offer returns for a leading participant like Norsat.

While results will fluctuate from quarter to quarter, Management believes that recent efforts to rationalize the cost structure enable the Company to maintain and grow profitability over the long-term.  The Company plans to execute a balanced growth strategy which incorporates new product introductions, continued enhancement of existing product lines, diversification by region and industry vertical, and a broadening of the solution provided to customers.

The majority of the Company’s trade accounts receivables are generated from various military customers and are not believed to be at risk of default. The balance of the amounts owing are spread over a fairly large range of customers. While the risk of default from commercial customers is higher than government accounts, management feels that the likelihood of default is very low.  Management is cognizant of the extent of the current credit crisis and will remain vigilant in the Company’s credit granting practices.

The current recessionary trends coupled with the Company’s strong financial position and capital structure represent an opportunity for accelerating growth through strategic acquisitions that may be immediately accretive to shareholders.

10.0

Off Balance Sheet Arrangements

Not applicable.

11.0

Transactions with Related Parties

Not applicable.

Norsat International Inc.                                                                                                            Management Discussion & Analysis

12.0

Proposed Transactions

Not applicable.

13.0

Critical Accounting Estimates

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles, and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosures of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.

Management has discussed the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the following disclosures.

The following critical accounting policies reflect the Company’s more significant estimates and assumptions used in preparing its consolidated financial statements:

Allowance for doubtful accounts

➢

The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments.  Management provides for bad debts by setting aside a percentage of sales towards the allowance account. The percentage is based on the Company’s historical default experience and is reviewed periodically to ensure consistency with default experience.  In addition, at the end of each fiscal year, management specifically analyzes the age of outstanding customer balances, historical bad debt experience, customer credit-worthiness and changes in customer payment terms to evaluate estimates of collectability of the Company’s accounts receivable balance. The allowance set aside is then adjusted to align with the specific analysis performed. Throughout the year, if the Company determines that the financial condition of any of its customers has deteriorated; increases in the allowance may be made.

Inventories

➢

The Company values its finished goods and work-in-process inventories at the lower of average cost and net realizable value. Net realizable value reflects the current estimated net selling price or value in use of the item in inventory in a non-forced sale. The Company assesses the need for inventory write-downs based on its assessment of estimated net realizable value using assumptions about future demand and market conditions. When the results of these assumptions differ from the Company’s projections, an additional inventory write-down may be required. In addition, changes in the underlying factors used in the Company’s projections may necessitate additional write-downs in the future.  Market factors are generally outside of the Company’s control.

Revenue recognition

➢

EIC-175, “Arrangements with Multiple Deliverables”, was issued as on 24 December 2009 as a result of the release of EITF 08-1, “Revenue Arrangements with Multiple Deliverables”. EIC-175 is an amendment of EIC-142, “Arrangements with Multiple Deliverables”, such that the Canadian guidance will remain converged with the US guidance for multi-element arrangements. The revised guidance changes the determination of separate units of account and the allocation of the consideration to the deliverables. Additional disclosure requirements will be required not only for the transition adjustments but also thereafter for all significant multiple-element arrangements.

Norsat International Inc.                                                                                                            Management Discussion & Analysis

➢

The criteria for identifying all deliverables in a multiple-element arrangement that represent separate units of accounting have been simplified. Entities are no longer required to have objective and reliable evidence of fair value of the undelivered item for a deliverable to qualify as a separate unit of accounting. The two criterion that remain are (1) the delivered item(s) has standalone value and (2) when a general right of return exists for the delivered item, the delivery or performance of undelivered item is probable and substantially in the control of the seller.

➢

Previously, if objective and reliable evidence of fair value existed for all units of accounting, the arrangement consideration was allocated based on their relative fair values. In situations where there was objective and reliable evidence of fair value of the undelivered item but no such evidence for the delivered item the residual was assigned to the delivered item. The reverse was not permitted (i.e. assigning the residual to the undelivered item). Subsequent to the adoption of EIC-175, the arrangement consideration is allocated to all deliverables based on their relative fair values.

➢

Previously the relative allocation of arrangement consideration was based on fair value, the allocation arrangement consideration will now be based on a hierarchy of selling process:

o

Vendor specific objective evidence (VSOE) of selling price

o

If VSOE does not exist then third party evidence of selling price (TPE) is used

o

If neither VSOE nor TPE exist, then the seller’s best estimate of selling price for the deliverable is used. In all cases selling prices is an entity specific measure that also considers market conditions.

➢

The Company decided to early adopt EIC-175 in the fourth quarter of 2009. Since the period of adoption is not the first reporting period in the Company’s fiscal year, EIC-175 is applied retroactively from January 1, 2009.

➢

Adopting EIC-175 retroactively did not have any impact on the amount, pattern and timing of revenue recognized during 2009. There were no changes in the units of accounting. Prior to adopting EIC-175, the Company relied on the residual method to determine the selling price of its delivered hardware products. However, since the residual method is not allowed under EIC-175, the Company establishes selling price using the relative selling price method on hardware products. The adoption of the provisions is expected to have no material effect on the Company’s financial statements in future periods.

➢

The following describes the Company’s accounting policy on revenue recognition for contracts entered into or materially modified subsequent to January 1, 2009:

➢

The Company’s revenues consist of sales of hardware, software, consulting, bandwidth, installation, training, extended warranty and post contract customer support. These services are set forth separately in the contractual arrangements such that the total price of the customer arrangement is expected to vary as a result of the inclusion or exclusion of services. Under EIC-175, “Arrangements with Multiple Deliverables”, which the Company early adopted effective January 1, 2009, multiple deliverable revenue arrangements are to be divided into more than one unit of accounting and the criteria for revenue recognition are considered separately for each accounting unit if the following criteria are met:

Norsat International Inc.                                                                                                            Management Discussion & Analysis

1.

the delivered item(s) has standalone value and

2.

when a general right of return exists for the delivered item, the delivery or performance of undelivered item is probable and substantially in the control of the Company.

➢

For those contracts where the services are not essential to the functionality of any other element of transaction, the Company determines selling price for these services based upon vendor specific objective evidence (“VSOE”), third party evidence or management’s best estimate, as appropriate.

➢

Where previously there was objective and reliable evidence of fair value of the undelivered item, but no such evidence for the delivered item, the residual was assigned to the delivered item. In the Company’s case the delivered item was hardware. Subsequent to the adoption of EIC-175, the arrangement consideration is allocated to all deliverables based on their relative selling prices. As a result of the hierarchy of selling prices, the Company is required to determine the selling price for each deliverable provided the conditions for separation have been met.

➢

Hardware is considered a separate unit of accounting because (1) the delivered item has standalone value to customers as it is sold separately by the Company and (2) there is no general right of return on satellite products and the delivery or performance of the undelivered item is probable and substantially in the control of the Company. In establishing selling price for hardware, the Company relies on third party evidence based on stand alone sales of largely interchangeable products. The Company’s hardware components are customized in nature and specific to a customer’s order requirements. As a result, establishing VSOE would be nearly impossible.

➢

The Company recognizes revenue from the sale of hardware products upon the later of transfer of title or upon shipment of the hardware product to the customer; so long as persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured.

➢

The Company’s multiple-element sales arrangements include arrangements where hardware with embedded software licenses and the associated post contract customer support (“PCS”) are sold together. The hardware and software function together to deliver the tangible products’ essential functionality and are therefore scoped out of the software revenue recognition guidance. The Company uses VSOE to determine selling price of the undelivered PCS elements based on fair value labour rates and consistent renewal rates.

➢

The Company’s multiple-element sales arrangements include rights for the customer to renew PCS after the bundled term ends.  These rights are irrevocable to the customer’s benefit, are for specified prices, are consistent with the initial price in the original multiple-element sales arrangement, and the customer is not subject to any economic or other penalty for failure to renew.  Further, the renewal PCS options are for services comparable to the bundled PCS and cover similar terms and periods.

➢

PCS revenue associated with hardware is recognized ratably over the term of the PCS period, which typically is one year.  PCS revenue includes support levels that provide customers with access to telephone support for trouble-shooting, diagnosis and extends to on-site repair of products. PCS is considered a separate unit of accounting because (1) the delivered item has standalone value to customers as it is sold separately by the Company and (2) there is no general right of return and the delivery or performance of the undelivered item is probable and substantially in the control of the Company.

Norsat International Inc.                                                                                                            Management Discussion & Analysis

➢

Extended warranty of 1 to 3 years can be purchased separately by customers. The Company follows EIC 143, “Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts”, to record revenue on multi-element arrangements on extended warranty. Revenue on extended warranty are deferred and recognized in income on a straight line basis over the contracted period. Extended warranty revenue is recognized after the Company’s one year manufacturer’s warranty expires.

➢

Revenue is recognized on installation, training, and consulting services when these services have been performed. Selling price on these items is determined by reference to third party evidence of comparable services. Installation, training and consulting services are separate units of accounting because (1) the delivered item has standalone value to customers as it is sold separately by the Company and (2) there is no general right of return and the delivery or performance of the undelivered item is probable and substantially in the control of the Company.

➢

Revenue that has been paid but does not yet qualify for recognition under the Company’s policies is reflected as either deferred revenue (revenue that can be recognized in less than one year) or long-term deferred revenue (revenue that can be recognized in more than one year).

➢

For reseller arrangements, fees are fixed or determinable on delivery to the reseller because the Company’s agreements with customers and resellers do not contain product return rights.

Government contribution

➢

The Company entered into a $5.97 million repayable investment with the Canadian Federal Ministry of Industry (the Minister) through the Strategic Aerospace and Defense Initiative (SADI). This funding represents a portion of the company’s eligible R&D expenses from September 21, 2007 up to and including December 31, 2011. The Company determines eligible expenditures and will submit quarterly to the Ministry for reimbursement. The final determination for eligibility rests with the Ministry and could go through the process of substantiating the expenditure claims.  Based on these discussions, it will be necessary to alter or defer the amounts claimed for reimbursement. Repayment is contingent on performance benchmarks established at the end of Norsat’s fiscal 2011 year end and is capped at 1.5 times the contribution (actual amounts disbursed by the Minister) over a period of 15 years starting in 2012. Annual repayment amounts are calculated based on a percentage of gross business revenue as defined in the agreement multiplied by the adjustment rate (based on growth of the gross business revenue over the previous year).

Change in Functional Currency

➢

On July 14, 2009, the Company completed a structural reorganization that transferred a significant portion of assets including customer relationships, patents and goodwill to a wholly owned subsidiary of the Company. Under the reorganized structure, Norsat International Inc., the parent entity, will only have limited activity and almost all of its revenues will be denominated in United States dollars. As a result of this change in circumstances, Norsat undertook a review of the functional currency exposures of all of its business units according to the Canadian Institute of Chartered Accountants (“CICA”) section 1651, ‘”Foreign Currency Translation”, and concluded that the currency exposures of its Canadian and foreign operations are now predominately in United States dollars. Prior to July 1, 2009, the Company’s functional currency was the Canadian dollar and the reporting currency the United States dollar. Effective July 1, 2009 the Company’s functional and reporting currency is the United States dollar. This results in all foreign currency impacts of holding non-US dollar denominated financial assets and liabilities being recorded through the statement of earnings rather than being included in translation gains and losses deferred in accumulated other comprehensive income (“AOCI”). The Company accounted for this change prospectively and any amounts that had been previously deferred in AOCI continue to be included in AOCI unless there is a realized reduction in the net investment in its operations. The translated amounts on June 30, 2009 became the historical basis for all balance sheet items as at July 1, 2009, except for shareholders’ equity which continues to be carried at historical cost.

Norsat International Inc.                                                                                                            Management Discussion & Analysis

Stock Based Compensation

➢

The Company accounts for grants under its stock option in accordance with CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments’. Under this Handbook Section companies are required to adopt the fair value based method for all stock-based awards.  In accordance with the provisions of this section, the Company has accounted for all director, officer and employee (“employee”) stock options granted, settled, or modified since September 1, 2002 using the fair value method.  The fair value method requires the Company to expense the fair value of the employee options granted and vested, or modified during the period. The Company reverses stock based compensation when options are forfeited before they vest. The Black-Scholes Option Pricing Model is used to determine fair value.

Income Tax

➢

The Company follows the asset and liability method of accounting for income taxes.  Under this method, the Company recognizes and measures its assets and liabilities, income taxes currently payable or recoverable as well as future taxes, which will arise from the realization of assets or settlement of liabilities at carrying amounts which differ from their tax bases. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which such temporary differences are expected to be recovered or settled.  Future tax assets and liabilities are presented net by current and non-current classifications except to the extent that they cannot be offset due to different tax jurisdictions.

➢

Previously, all FIT assets for all entities were subject to a valuation allowance, as it was believed that it was not more likely than not that the FIT would be able to be utilized. In 2009, it was determined that certain FIT assets of the parent company, Norsat International Inc., are more likely than not to be utilized and were recognized as assets in the Company’s consolidated financial statements.

14.0

Changes in Accounting Policies including Initial Adoption

CICA 3855 - “Financial Instruments – Recognition and Measurement”

In April 2009, the CICA amended Section 3855, “Financial Instruments – Recognition and Measurement”, adding and amending paragraphs regarding the application of the effective interest method to previously impaired financial assets and embedded prepayment options. The amendments are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011, with early adoption permitted. The Company will adopt the amendments to Section 3855 in its 2011 fiscal year. The amendments are not expected to have a significant impact on the Company’s accounting for its financial instruments.

Norsat International Inc.                                                                                                            Management Discussion & Analysis

In August 2009, the CICA made amendments to Section 3855, “Financial Instruments – Recognition and Measurement”, adding and amending paragraphs regarding financial asset measurement categories and impairment as well as providing specific transitional guidance. The Company is currently assessing the impact of the amendments but does not expect them to have a significant impact on the Company’s accounting for its financial instruments.

CICA 1582 - “Business Combinations”

This section applies to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. The new CICA Handbook Section 1582 will replace Section 1581 “Business Combinations” establishing standards for the accounting for a business combination that will more closely resemble those under International Financial Reporting Standards. Earlier adoption of this section is permitted. Management has not fully determined the impact of adopting this standard.

CICA 1601 – “Consolidated Financial Statements” and CICA 1602 – “Non-Controlling Interests”

Effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2011, the new CICA Handbooks Section 1601 and Section 1602 will replace Section 1600 “Consolidated Financial Statements”. These sections establish standards for the preparation of consolidated financial statements and accounting for a non-controlling interest in a subsidiary in consolidated financial statements. Earlier adoption of this section is permitted. Management has not fully determined the impact of adopting this standard.

International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board has confirmed that publicly accountable, profit oriented enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011.  The Company’s first annual IFRS consolidated financial statements will be for the year ending December 31, 2011 and will include the comparative period of 2010. Beginning the first quarter of 2011, the Company will provide unaudited interim consolidated financial information in accordance with IFRS, with comparables for 2010.

The Company commenced its IFRS conversion project in 2008.  The conversion project consists of 3 phases which are outlined in the following tables, with actions, timetable and progress:

Phase 1: Awareness & Assessment
Actions	• Identification of the IFRS standards that will result in accounting policy differences between Canadian GAAP and IFRS.
• Assessment of whether the adoption of the IFRS standards will cause significant changes in reported results under IFRS.
• Ranking of IFRS standards based upon their anticipated impact on the consolidated financial statements and disclosures and the degree of difficulty of implementation.
Timetable	End of fiscal 2008
Progress	Completed

Norsat International Inc.                                                                                                            Management Discussion & Analysis

Phase 2: Design
Actions	• Analysis and documentation of the differences between Canadian GAAP and IFRS.
• Selection of accounting policies that the Company will apply on an ongoing basis, including IFRS 1 exemptions and elections at the date of transition
• Calculation of the quantitative impacts on the consolidated financial statements
• Analysis of the impact on the financial statement disclosures.
Timetable

We have prioritized the standards for our analysis based on the results obtained through completion of Phase 1 and have prepared a detailed timetable which anticipates the completion of the analysis by August 31, 2010.

Progress

At the end of the third quarter of fiscal 2010, the Company has completed the  analysis and positioning papers for each of the applicable IFRS standards outlining the differences between Canadian GAAP and IFRS, implementation issues, accounting policy changes and quantitative changes if required. Currently, our external auditors are reviewing related documentation.

Phase 3: Implementation
Actions	• Preparation of the opening IFRS consolidated statement of financial position at the date of transition (January 1, 2010).
• Compilation of annual and interim comparative financial information.
• Production of the interim consolidated financial statements and disclosures.
• Production of 2011 IFRS consolidated financial statements and disclosures with comparatives presented in accordance with IFRS as at and for the year ended December 31, 2010.
Timetable

During 2010, we will have completed the opening IFRS consolidated statement of financial position and we will have compiled interim and annual financial information for the 2010 interim and annual periods.

In fiscal 2011, we will produce our interim and annual consolidated financial statements in accordance with IFRS with comparatives provided that are also in accordance with IFRS.

Progress

At the end of the third quarter of fiscal 2010, the Company has completed the opening IFRS consolidated statement of financial position. Currently, our external auditors are reviewing related documentation.

Norsat International Inc.                                                                                                            Management Discussion & Analysis

IFRS Changeover Plan

The following table summarizes the status of our changeover plan based on the recommendations of CSA Staff Notice 52-320 “Disclosure of Expected Changes in Accounting Policies Relating to Changeover to International Financial Reporting Standards”:

	Key Activity	Milestones/ Deadlines	Status
Scoping study and impact assessment	Identification of IFRS standards that will affect Norsat and perform a relative impact assessment in order to plan and focus conversion efforts.	Completion in 2008.	Completed
Accounting policy determination and documentation	Analyze and select ongoing policies where alternatives are permitted, including IFRS 1 exemptions and elections.	Completion of analysis by June 30, 2010.	Refer to Phase 2 above.
Financial statement presentation	Prepare financial statements as at January 1, 2010 and for the interim and annual periods subsequent thereto in accordance with IFRS	Transition date statement of financial position and 2010 interim periods prepared in accordance with IFRS prepared during 2010.	Refer to Phase 3 above.
Internal control over financial reporting	Assess required changes to existing internal control processes and procedures. Design and implement internal controls with respect to one-time changeover adjustments and ongoing changes.	Assessment of required changes to be completed by August 31, 2010. Revision to internal control planned by September 30, 2010.	Completed.
Disclosure controls and procedures	For identified changes to accounting policies, assess the design and effectiveness of disclosure controls.	See internal control over financial reporting deadlines above.	Completed

Norsat International Inc.                                                                                                            Management Discussion & Analysis

	Key Activity	Milestones/ Deadlines	Status
Information technology and data systems

Identify and address IFRS differences that require changes to IT systems.

Evaluate and select methods to address the need for parallel processing of 2010 general ledgers for planning and monitoring purposes.

Formal assessment of current information technology infrastructure and implementation of any changes in the information systems by July 31, 2010

Initial assessment of IT system completed.

The scoping exercise has determined that the current information technology infrastructure will be sufficient for IFRS conversion and on-going reporting requirements

The Company is  currently tracking IFRS differences in a parallel system using Excel spreadsheets.

Financial reporting expertise – resources and training	Assess capacity of internal resources to complete the IFRS conversion Provide technical training to key finance and accounting personnel and other selected employees involved in the conversion to IFRS	Assessment of internal resources by March 31, 2010. Ongoing training provided as needed.	Internal resource assessment complete. Training has been provided through Q3 F10 and will continue through the remainder of the year.
Business activities	Identify impacts on financial covenants and business practices Identify impacts on compensation arrangements Make any required changes	Identification of impacts and any required changes to be completed by December 31, 2010.	Not started yet.

Identified Canadian GAAP and IFRS Differences

Through the Awareness & Analysis phase we have identified a number of GAAP differences between Canadian GAAP and IFRS which may have an impact on the current accounting policies of the Company. The most significant ones are presented below:

Standard	Canadian GAAP / IFRS Differences	Preliminary Findings
Fixed Assets	IFRS: After initial recognition, fixed assets may be measured using the cost model or the revaluation model. GAAP: The revaluation model is not allowed	Norsat will continue to use the cost model to avoid the impact of fluctuations in fair value on both the balance sheet and income statement.
IFRS: Fixed assets are amortized at the component level. GAAP: Component identification rules are less stringent.

Current fixed assets are non-complex in nature and are already being amortized at the lowest identifiable level. Application of componentization under IFRS is not expected to result in a material impact.

Componentization will be applied to fixed assets acquired in the future.

Norsat International Inc.                                                                                                            Management Discussion & Analysis

Standard	Canadian GAAP / IFRS Differences	Preliminary Findings
Impairment of Assets

IFRS: Impairment testing of assets is performed at the cash generating unit (CGU) level.  Impairment assessment employs discounted cash flow methodology.

GAAP: Impairment testing is performed at the lowest level for which cash flows are identifiable.

Impairment testing will be conducted at the CGU level. Impairment testing results may be different, but the impact is not expected to be material.

As impairment assessment utilizes discounted cash flows, impairment may be triggered more often or earlier under IFRS.

IFRS: Reversal of impairment losses is permitted, in certain circumstances, should the fair value of the impaired asset recover.

GAAP: Impairment losses should not be reversed if the fair value subsequently increases.

In the event of any future impairment losses, Norsat will put in place a process to monitor the fair value of the impaired asset in the event the impairment loss should be reversed.
Revenue Recognition

IFRS: Revenue recognition for multiple element arrangements is broadly discussed, but does not provide detailed guidance on how to identify and account for the various elements of a transaction.

However, on June 24, 2010 the International Accounting Standards Board and the US Financial Accounting Standards Board published an exposure draft to align the financial reporting of revenue from contracts with customers and related costs in order to create a single revenue recognition standard.

GAAP: Canadian GAAP is substantially converged with IFRS in this area, with Canadian GAAP providing a more stringent, prescriptive approach to recognition.

Norsat will continue to apply the more stringent principles of Canadian GAAP, which are converged with the principles of US GAAP. Norsat will continue to monitor new standards on revenue recognition.
Provisions and Contingent Liabilities

IFRS: Liabilities are either recorded as a provision, provided they meet a three point criteria, or disclosed if they do not meet all three points.

GAAP: Contingent liabilities can be recorded and/or disclosed in the notes.

Norsat does not currently have any contingent liabilities. However, should any occur in the future, they will be assessed under the IFRS criteria.

Norsat International Inc.                                                                                                            Management Discussion & Analysis

Standard	Canadian GAAP / IFRS Differences	Preliminary Findings

IFRS: The threshold for recognition of a contingent liability is the probable criteria (i.e. more likely than not) compared to Canadian GAAP which uses a higher threshold of “likely” in order to necessitate recording in the Company’s accounts.

Norsat does not currently have any contingent liabilities. However, it would appear as though the threshold for recognition is somewhat lower under IFRS, which could result in the recognition of more provisions under IFRS.

Management will review possible provisions using the ‘probable’ threshold for recognition under IFRS. This may include recording a liability for future repayment of the Strategic Aerospace and Defense Initiative government contribution.

Stock-Based Compensation

IFRS: The stock based compensation calculation incorporates an estimate of the number of stock options expected to vest.

GAAP: Accounting for forfeited stock options can be prospectively when forfeiture occur.

Norsat will calculate stock compensation expense based on management’s estimate of the number of stock options expected to vest.
Segment Disclosures	IFRS: Disclosure of segment liabilities, interest revenue, unusual items and extraordinary items is required. GAAP: No requirement for the above segment disclosures.	Norsat will include the additional segment disclosures in our IFRS financial statements.

Other key analyses are in progress and, as a result, they have not been noted in the above tables. Any impact resulting from the determination of accounting policies under IFRS will be communicated upon completion of the analysis. Further, newly released IASB discussion papers, exposure drafts, or standards may change our preliminary findings.

First Time Adoption of IFRS’s

IFRS 1 “First time adoption of International Financial Reporting Standards” generally requires that an entity apply all IFRS policies effective at the end of its first IFRS reporting period retrospectively. However, IFRS 1 provides for certain mandatory exceptions and limited optional exemptions from this general requirement. The most significant IFRS 1 exemptions that are expected to apply to the Company upon adoption are summarized in the following table:

Norsat International Inc.                                                                                                            Management Discussion & Analysis

Fair value or revaluation as deemed cost	Norsat will not elect to measure an item of property, plant and equipment at the date of transition to IFRS at its fair value and use that fair value as its deemed cost at that date.
Business Combinations

IFRS 1 allows IFRS 3 Business Combinations to be applied either retrospectively or prospectively. Retrospective application would require the Company to restate its business combination occurring before the date of its transition to IFRS. Norsat will adopt IFRS 3 prospectively.

Cumulative translation differences	Norsat will elect for cumulative translation adjustments that existed at the date of transition to be zero.
Share-based payment transactions

Equity instruments that were granted prior to November 7, 2002 or are fully vested as at the transition date are not required to be restated in accordance with IFRS 2.

Unlike IFRS 2 Share-based payments, estimates of equity-settled awards are based on estimates of those that are expected to vest (unless forfeitures are due to market-based conditions) whereas under CICA 3870, paragraph 47, an entity may estimate forfeitures or recognize them as they occur. Since the Company’s current accounting policy is to recognize forfeitures as they occur, the Company needs to adjust opening balances under IFRS 2. However, the adjustment is not expected to be difficult to obtain given that this is already done for US GAAP reconciliation.

The information provided above is to allow investors and others to obtain a better understanding of our IFRS changeover plan and the resulting possible effects on our financial statements. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. This information also reflects our most recent assumptions and expectations; circumstances may arise, such as changes in IFRS, regulations or economic conditions, which could change these assumptions or expectations.

15.0

Financial Instruments and Other instruments

The Company's financial instruments include cash and cash equivalents, short-term investments, accounts receivable, operating line of credit (when used), accounts payable and accrued liabilities. Cash and cash equivalents and short-term investments are classified as held for trading financial assets, measured at fair value. Accounts receivable and government receivable are classified as loans and receivables, measured at amortized cost. Accounts payable, accrued liabilities, and operating line of credit (when used) are classified as other liabilities, measured at amortized cost.

The carrying value of these instruments approximates their fair value due to their immediate or short-term to maturity or their ability for liquidation at comparable amounts. The Company recognizes all transaction costs immediately in net income for all financial assets and liabilities. Interest income from cash investments are reported in other income.

The Company classifies financial instruments as held-for-trading when it is not a loan or receivable and is acquired for the purpose of selling and repurchasing in the near term. Financial instruments whose fair value cannot be reliably measured are not classified as held-for-trading.

Currency risk is the risk the fair value of future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates.

The Company is exposed to currency risk as a result of components of cost being denominated in currencies other than the United States dollar, primarily the Canadian dollar.  The Company holds cash and has liabilities (primarily accounts payable and accrued liabilities) in currencies other than the Unites States dollar (primarily the Canadian dollar).

The Company manages currency risk by holding cash in foreign currencies to support forecasted foreign currency denominated accounts payable and accrued liabilities and does not use derivative instruments to reduce its exposure to foreign currency risk.

A 1% appreciation (depreciation) in the United States dollar price of Canadian dollars would result in gain (loss) of approximately $80,000 ($80,000).

Norsat International Inc.                                                                                                            Management Discussion & Analysis

16.0 Outstanding Share Data

The following details the share capital structure as at September 30, 2010:

	Remaining life / Expiry date	Exercise price	Number of securities	Total
Common shares				53,436,245

Share purchase options
		CDN$
	3.23 years	$0.00 to $0.49	5,000
	3.45 years	$0.50 to $0.99	1,141,000
	2.50 years	$1.00 to $1.49	116,400
	2.11 years	$1.50 to $1.99	76,600
	1.01 years	$2.50	44,875
	1.01 years	$3.40	44,875
	1.01 years	$4.50	44,875
	1.01 years	$6.15	44,875	1,518,500
Warrants	January 12, 2011	USD$0.48	361,190	361,190

17.0

Risks and Uncertainties

17.1 RISKS ASSOCIATED WITH FINANCIAL RESULTS

The Company’s inability to generate sufficient cash flows from its operations may affect its ability to continue as a going concern. The Company’s consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company having sufficient available cash resources and achieving profitable operations to generate sufficient cash flows to fund continued operations. Should the Company fail to generate sufficient cash flows from operations, it will require additional financing to remain a going concern.  At September 30, 2010, the Company has accumulated a deficit of $25,940,298. The Company has generated net profit from its continued operations from the fourth quarter of 2006 through to the second quarter of 2010. However, this cannot be used as an indication of the Company’s future performance.

The Company’s inability to accurately forecast its results from quarter to quarter may affect its cash resources and result in wide fluctuations in the market price of the Company's stock. The operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are described below. Due to these and other factors, most of which are outside of the Company’s control, the quarterly revenues and operating results are difficult to forecast. As a result, the Company may not be able to accurately predict its necessary cash expenditures during each quarter or obtain financing in a timely manner to cover any shortfalls. The Company also believes that period-to-period comparisons of its operating results may not be meaningful and one should not rely on any such comparisons as an indication of its future performance.

Norsat International Inc.                                                                                                            Management Discussion & Analysis

17.2 RISKS ASSOCIATED WITH BUSINESS AND OPERATIONS

The Company’s exposure to business and operation risks includes but is not limited to the following:

➢

The Company cannot be sure it will be able to identify emerging technology and market trends, enhance the existing technologies or develop new technologies in order to effectively compete in the satellite communications industry.

➢

The Company has customer concentration.  A significant portion of the Company’s revenues have been recognized from a limited number of customers.  While the Company has been diversifying its customer base, the efforts to date may be insufficient to offset the effects of the quarterly variance of sales and delays associated with selling to the Government sector.

➢

The Company cannot be sure that it will be able to compete effectively with the current competitors.

➢

The Company has limited intellectual property protection.

➢

The Company may unknowingly infringe on other patents or intellectual properties, which could lead to royalty payments and/or incur legal liabilities.

➢

The Company depends on its key employees and it cannot be sure that it will be able to keep these employees or hire and train replacements.

➢

The Company sells products which may, in certain instances, be subject to export and/or re-export restrictions. The Company may also be subjected to penalties and fines should there be a breach in its processes. The Company has formed a committee to actively oversee compliance with all such export regulations.

➢

The Company buys components and products which may, in certain instances, be subject to contractual obligations to purchase minimum quantities during a given period, maintain resale records and abide by certain resale restrictions. Failure to fulfill any or all of these may negatively impact liquidity should the Company be forced to take ownership of any un-purchased units. It may also affect the Company’s ability to continue supplying products as originally specified and thus affect obligations to fulfill customers.

➢

The Company may be subject to product liability claims, which are not fully covered by insurance.

➢

The Company intends to expand its international operations. It thus faces a number of risks including tariffs and other trade barriers, political and economic instability in foreign markets and fluctuations in foreign currencies. Those external risks may not be under the Company’s control. While the additional resources are required for the expansion, the Company cannot be sure its success and a failure of such expansion would have reversed impact on the Company’s business.

Readers are advised to access Form 20F filed under www.sec.gov/edgar.html for the full contents of “Risks Associated with Business and Operations”.

Norsat International Inc.                                                                                                            Management Discussion & Analysis

17.3 RISKS ASSOCIATED WITH THE VALUE OF NORSAT SHARES

The exercise of the existing outstanding options, warrants and warrants to be issued may substantially dilute the value of the Company’s common shares. The Company has 75,000,000 shares of Common Stock authorized, of which 53,436,245 were outstanding at September 30, 2010. Although the Board of Directors has no present intention to do so, it has the authority, within parameters set by the Toronto Stock Exchange (the “TSX”), without action by the shareholders, to issue authorized and unissued shares of Common Stock. Any series of Preferred Stock, if and when established and issued, could also have rights superior to shares of the Company’s Common Stock, particularly in regard to voting, the payment of dividends and upon liquidation of Norsat. Convertible debt, if issued to raise additional working capital for the Company could also have dilutive effect on the shareholders.

The current financial market volatility can result in wide fluctuations in the market price of the Company's stock.  The Company has reported fifteen consecutive quarters of profitability starting from the fourth quarter of 2006. Despite the previously mentioned profitable results, the uncertainty and volatility in current financial markets can result in wide fluctuations in the market price of the Company’s stock.  Bear in mind though that the Company’s operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future.

17.4 RISKS ASSOCIATED WITH FOREIGN EXCHANGE

The Company is exposed primarily to foreign exchange fluctuations in the Canadian dollar. The Company is exposed to foreign currency exchange risk as a result of components of cost being denominated in currencies other than the United States dollar, primarily the Canadian dollar. The total exposure in Canadian dollars is approximately Cdn$8 million per year. To a lesser extent, the Company is also exposed to foreign exchange fluctuations in both the British Pound (GBP) and Euros.  The total exposure in GBP is approximately GBP 200,000 in expenses per year. The total exposure in Euros is approximately €650,000 in expenses per year.  As of September 30, 2010, the Company had no outstanding forward contracts.

18.0

Disclosure Controls and Internal Controls over Financial Reporting

18.1 DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of September 30, 2010, by and under the supervision of the CEO and CFO.  Based on this evaluation, the CEO and CFO have concluded that the disclosure controls and procedures, as defined in Canada by Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934 (“the Exchange Act”) are effective to ensure that (i) information required to be disclosed in reports that are filed or submitted under Canadian securities legislation and the Exchange Act is recorded, processed, summarized and reported within the time periods specified in those rules and forms; and (ii) material information relating to the Company is accumulated and communicated to the Company’s management, including the CEO and CFO, or persons performing similar functions.

18.2 INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP and the requirements of the Securities and Exchange Commission in the United States, as applicable.  Management is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company.

The Company’s management, including the CEO and CFO, has evaluated the effectiveness of the internal controls over financial reporting.  Based on this revaluation, management has concluded that internal controls over financial reporting were designed effectively as of September30, 2010.

As a result of this review it was determined that there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

While the Company’s CEO and CFO believe that the Company’s internal controls over financial reporting provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.